EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, (in millions, except ratios)	2013
Excluding interest on deposits
Income before income tax expense	$18,414
Fixed charges:
Interest expense	5,724
One-third of rents, net of income from subleases (a)	455
Total fixed charges	6,179
Add: Equity in undistributed loss of affiliates	574
Income before income tax expense and fixed charges, excluding capitalized interest	$25,167
Fixed charges, as above	$6,179
Ratio of earnings to fixed charges	4.07
Including interest on deposits
Fixed charges, as above	$6,179
Add: Interest on deposits	1,598
Total fixed charges and interest on deposits	$7,777
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$25,167
Add: Interest on deposits	1,598
Total income before income tax expense, fixed charges and interest on deposits	$26,765
Ratio of earnings to fixed charges	3.44

(a)	The proportion deemed representative of the interest factor.